UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: March 20, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

20 March 2015

CSR plc (“CSR”)

REGULATORY UPDATE

CSR today announces that the Korea Fair Trade Commission has granted approval for the acquisition of CSR by Qualcomm Global Trading Pte. Ltd. (“QGT”), an indirect wholly owned subsidiary of Qualcomm Incorporated (“Qualcomm”).

CSR further announces that Taiwan’s Fair Trade Commission has determined not to exercise its jurisdiction over the transaction.

Approval for the acquisition has previously been granted by the US Federal Trade Commission and the German Federal Cartel Office. Completion remains subject to merger control approvals in China and Japan as set out in the Rule 2.7 Announcement issued on 15 October 2014.

The acquisition is expected to close in late summer 2015.

Enquiries:

CSR
Will Gardiner, Chief Financial Officer	+44 (0) 1223 692 000

J.P. Morgan Cazenove (financial adviser to CSR)
New York
Rupert Sadler	+1 212 270 6000
Madhu Namburi

London
Dwayne Lysaght	+44 (0) 20 7777 2000
Jonathan Wilcox
James Robinson

Goldman Sachs International (financial adviser to CSR)
San Francisco
Pawan Tewari	+1 415 393 7500
Tammy Kiely

London
Mark Sorrell	+44 (0) 20 7774 1000
Nick Harper
Alex Garner

FTI Consulting (PR adviser to CSR)
Charlie Palmer	+44 (0) 20 3727 1000
James Melville-Ross

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Publication on website

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in restricted jurisdictions, on CSR’s website at www.csr.com by no later than 12.00 p.m. (London time) on the Business Day following the date of this announcement in accordance with Rule 30.4 of the Code.

The content of CSR’s website is not incorporated into and does not form part of this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

20 March 2015

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has in issue 166,333,388 ordinary shares (excluding the shares held in treasury) of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

20 March 2015

CSR plc

(the “Company”)

Announcement of the dealing by Directors in ordinary shares of the Company,

and the award of contingent shares in the Company to Directors,

pursuant to the CSR plc 2011 Executive Incentive Plan

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (the “Plan”), and following the fulfillment of performance conditions, effective 19 March 2015, ordinary shares in the Company were released to the Directors named below as participants in the Plan.

As permitted by the rules of the Plan, on 19 March 2015, each of the Directors sold sufficient ordinary shares to satisfy the tax arising on release of the ordinary shares and the acquisition costs equivalent to the nominal value of £0.001 per ordinary share. The shares were sold at a price of £8.5912 per ordinary share.

The table below shows the number of ordinary shares released to each of the Directors, the number of shares sold and their total holdings following the transactions.

Director	Shares released	Shares sold	Holding in the Company following the transactions
Mr J van Beurden	21,077	9,943	335,307
Mr W Gardiner	14,799	6,981	300,520
Mr C Ladas	9,753	4,699	87,395

Pursuant to the rules of the Plan, and following the fulfillment of performance conditions, effective 19 March 2015, a contingent right to receive ordinary shares in the Company has been granted to the Directors named below.

Vesting of the contingent shares is subject to the rules of the Plan and the risk of partial forfeiture, assessed against pre-determined performance conditions set for each financial year prior to scheduled vesting in 2017.

Director	Number of Shares subject to contingent right
Mr J van Beurden	21,077
Mr W Gardiner	14,800
Mr C Ladas	9,753

20 March 2015

CSR plc

(the “Company”)

Announcement of the dealing by Persons Discharging Managerial Responsibility (“PDMRs”) in

ordinary shares of the Company, and the award of contingent shares in the Company to PDMRs,

pursuant to the CSR plc 2011 Executive Incentive Plan

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (the “Plan”), and following the fulfillment of performance conditions, effective 19 March 2015, ordinary shares in the Company were released to the PDMRs named below as participants in the Plan.

As permitted by the rules of the Plan, on 19 March 2015, Dr Gray immediately sold all of the ordinary shares and Mr Murray sold sufficient ordinary shares to satisfy the tax arising on release of the ordinary shares and the acquisition costs equivalent to the nominal value of £0.001 per ordinary share. The shares were sold at a price of £8.5912 per ordinary share.

The table below shows the number of ordinary shares released to each of the PDMRs, the number of shares sold and their total holdings following the transactions.

PDMR	Shares released	Shares sold	Holding in the Company following the transactions
Dr S Gray	10,313	10,313	39,934
Mr A Murray	13,256	6,254	56,319

Pursuant to the rules of the Plan, and following the fulfillment of performance conditions, effective 19 March 2015, a contingent right to receive ordinary shares in the Company has been granted to the PDMRs named below.

Vesting of the contingent shares is subject to the rules of the Plan and the risk of partial forfeiture, assessed against pre-determined performance conditions set for each financial year prior to scheduled vesting in 2017.

PDMR	Number of Shares subject to contingent right
Mr A Dolinko	16,735
Dr S Gray	10,313
Mr A Murray	13,256

ENDS

20 March 2015

CSR plc Ceases Q1 and Q3 Reporting

CSR plc (“CSR”) announces that it will cease reporting Q1 and Q3 results, following removal of the requirement for companies to publish an Interim Management Statement, as announced by the FCA in November 2014.

CSR will provide a trading update at its AGM on 20 May 2015.

Enquiries:

CSR
Paul Sharma, Director IR	+44 (0) 1223 692710

FTI Consulting (PR adviser to CSR)
James Melville-Ross	+44 (0) 20 3727 1000